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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ________)*

                                 AURA SYSTEMS, INC.
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                                  (Name of Issuer)

                                    Common Stock
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                           (Title of Class of Securities)

                                    051526 10 1
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                                   (CUSIP Number)

                              Melinda Mason, Secretary
                                 Aura Systems, Inc.
                                 2335 Alaska Avenue
                                El Segundo, CA 90245
                                    310-643-5300
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 September 14, 2004
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              (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(G), check the following box. [_]

CUSIP No. 051526101
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Maimon, David
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
            (b) [X]
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      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)                 OO, PF
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
Number of                      7. Sole Voting Power            137,822,186
Shares -------------------------------------------------------------------------
Beneficially                   8. Shared Voting Power               0
Owned by -----------------------------------------------------------------------
Each                           9. Sole Dispositive Power       137,822,186
Reporting ----------------------------------------------------------------------
Person                        10. Shared Dispositive Power          0
With  --------------------------------------------------------------------------
       11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               137,822,186
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
       13.  Percent of Class Represented by Amount in Row (11) 23.57
--------------------------------------------------------------------------------
       14.  Type of Reporting Person (See Instructions)        IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      The securities to which this Schedule 13D relates are the common stock (the "Common Stock") of Aura Systems, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2335 Alaska Avenue, El Segundo, CA 90245.

ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by David Maimon (the "Reporting Person") whose address is P.O. Box 1406, Studio City, CA 91614. The Reporting Person is self employed as a real estate investor. During the past five years, the Reporting Person has not (1) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) , or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Debt Conversion - The Reporting Person purchased $333,333 of the Company debt from a secured party of the Company in August 2004. All of the $333,333 was borrowed from the selling lender under a secured promissory note. In September 2004, the Reporting Person converted this debt on the same terms and conditions as private placement investors. The debt converted to 66,831 shares of Series B Preferred and a warrant to purchase 4,176,936 shares of Common Stock. The shares and warrants of the Company secure the debt to the selling lender. The Reporting Person intends to use personal funds to repay the note.

Private Placement - The Reporting Person purchased $1,775,000 of securities in a private placement, concurrent with the debt conversion above. The purchase price was paid in a promissory note which is secured by the portion of the securities purchased which remained unpaid. The securities are being held in escrow and will be released proportionately as payments are made under the promissory note. The note bears interest at 8% per annum. The Reporting Person intends to use personal funds to repay the note.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the Stock for investment purposes. In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market price of the Stock, changes in the Company's operations, business strategy or prospects, or from sale or merger of the Company. The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Stock or dispose of all the Stock beneficially owned by him, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

The Reporting Person holds, among other securities of the Company, shares of the Company's Series B Preferred Stock (the "Series B Preferred Shares"). The Company's Certificate of Incorporation entitles the holders of the Series B Shares to elect four of the Company's directors for as long as the Series B Shares are outstanding. Under that certain Shareholder Agreement effective as of September 14, 2004, among the holders of the Series B Shares (the "Series B Shareholders"), the Series B Shareholders agreed, among other things, to use their best efforts to cause the size of the Company's board of directors to remain set at seven directors at all times and that each of four named Shareholders has the right to elect one of the four directors that the Series B Shareholders are entitled to elect. Mr. Maimon does have the right to designate a director and has designated Dr. Alfred Balitzer. The Shareholder Agreement is an exhibit to this Schedule 13D. See Item 7.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The Company had an aggregate of 452,865,398 shares of Common Stock outstanding as of September 14, 2004.

      (b) The Reporting Person has sole power to vote securities convertible into 137,822,186 Common Stock.

      (c) The Reporting Person participated in the following transactions in the Common Stock in the past sixty (60) days (transactions 2 - 3 were contingent upon one another):

            (1) In August , 2004, the Reporting Person bought a note issued by the Company in the amount of $333,333 from a secured lender.

            (2) On September 14, 2004, the Reporting Person invested $1,775,000 in the Company's private placement and received 355,000 shares of Series B preferred (which convert to 88,750,000 shares of Common Stock) and 72,187,500 Warrants to purchase Common Stock. The Reporting Person issued a promissory note in the amount of $1,775,000. The note is payable over a nine month period. Securities which have not been paid for are being held in escrow and released pro-rata as payment is made.

            (3) On September 14, 2004, the Reporting Person converted the debt referred to in (1) above on the same terms as the private placement and received 66,831 shares of Series B preferred (which convert to 16,707,750 shares of Common Stock) and warrants to purchase 4,176,936 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person has no contract, arrangement, understanding or relationship (whether or not legally enforceable) with any person with respect to any shares or other securities of any class of the Company, except as described in Item 4 herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 99.1 Ownership Table

            Exhibit 99.2 Promissory Notes dated August , 2004 totaling $333,333

            Exhibit 99.3 Amendment and Conversion Agreement dated 9/14/04

            Exhibit 99.4 Shareholders Agreement effective as of 9/14/04

            Exhibit 99.5 Promissory Note effective 9/14/04 in the amount of
                         $1,775,000

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 6, 2004

/s/ David Maimon
--------------------------------------------------------------------------------
Signature
David Maimon
--------------------------------------------------------------------------------
Name/Title


--------------------------------------------------------------------------------
Signature

--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)